UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENTERPRISE GP HOLDINGS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

293716-10-6

(CUSIP Number)

Richard H. Bachmann

2727 North Loop West

Houston, Texas 77008-1044

(713) 426-4500

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

August 29, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 293716-10-6

1.	Name of Reporting Person; S.S. or IRS Identification

Dan L. Duncan	###-##-####

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO, BK

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

178,571
	8.	Shared Voting Power

76,667,332
	9.	Sole Dispositive Power

178,571
	10.	Shared Dispositive Power

76,667,332
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

76,845,903
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

86.5%
14.	Type of Reporting Person

IN

SCHEDULE 13D

CUSIP No. 293716-10-6

1.	Name of Reporting Person; S.S. or IRS Identification

	Dan Duncan LLC	76-0516773

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

3,726,273
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

3,726,273
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,726,273
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

4.2%
14.	Type of Reporting Person

PN

SCHEDULE 13D

CUSIP No. 293716-10-6

1.	Name of Reporting Person; S.S. or IRS Identification

Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.)	51-0371329

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

71,119,631
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

71,119,631
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

71,119,631
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

80.0%
14.	Type of Reporting Person

CO

SCHEDULE 13D

CUSIP No. 293716-10-6

1.	Name of Reporting Person; S.S. or IRS Identification

	EPCO Holdings, Inc.	20-2936507

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO, BK

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

71,119,631
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

71,119,631
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

71,119,631
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

80.0%
14.	Type of Reporting Person

CO

SCHEDULE 13D

CUSIP No. 293716-10-6

1.	Name of Reporting Person; S.S. or IRS Identification

	EPCO, Inc (formerly Enterprise Products Company)	74-1675622

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO, BK

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

72,941,059
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

72,941,059
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

72,941,059
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

82.1%
14.	Type of Reporting Person

CO

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the units (the “Units”) representing limited partner interests in Enterprise GP Holdings L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 2727 North Loop West, Suite 101, Houston, Texas 77008.

Item 2. Identity and Background.

This Schedule 13D is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), Dan Duncan LLC, a Texas limited liability company (“DD LLC”), Duncan Family Interests, Inc., a Delaware corporation (“DFI”), EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), and EPCO, Inc., a Texas corporation (“EPCO”). Dan Duncan, DD LLC, DFI, EPCO Holdings and EPCO are collectively referred to herein as the “Reporting Persons.”

Dan Duncan’s business address is 2727 North Loop West, Houston, Texas 77008. Dan Duncan is a Director and Chairman of EPE Holdings, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”). The General Partner’s principal business address and principal office address is 2727 North Loop West, Suite 101, Houston, Texas 77008.

DD LLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD LLC. DD LLC owns 100% of the membership interests in the General Partner. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in the Issuer, equity interests in TEPPCO Partners L.P. and other personal investments of Dan Duncan. DD LLC’s principal business address is 2727 North Loop West, Houston, Texas 77008.

EPCO is an entity controlled by Dan Duncan through Dan Duncan’s 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and the General Partner in its capacity as general partner of the Issuer. In addition, EPCO provides employees and management and administrative services to certain other entities, including Enterprise Products Partners L.P. and its general partner and TEPPCO Partners, L.P. and its general partner. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business address and principal office address is 2707 North Loop West, Houston, Texas 77008.

EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business address and principal office is 2707 North Loop West, Houston, Texas 77008.

DFI is a wholly owned subsidiary of EPCO Holdings. DFI has no independent operations, and its principal function is to directly and indirectly hold EPCO’s and EPCO

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Holdings’ equity interests in the Issuer, in Enterprise Products Partners L.P. and in TEPPCO Partners, L.P. DFI’s principal business address and principal office address is 300 Delaware Avenue, Ste. 900, Wilmington, Delaware 19801.

Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO Holdings and DFI and the managers and executive officers of DD LLC.

During the last five years, no Reporting Person nor, to the best of their knowledge, any entity or person with respect to whom information is provided in Appendix A to this Schedule 13D in response to this Item, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 29, 2005, the Issuer completed its initial public offering of an aggregate of 14,216,784 Units (the “Offering”). In connection with the closing of the Offering and as part of the initial capitalization of the Issuer, DFI, DD LLC, the Issuer, the General Partner and certain other entities controlled by Dan Duncan entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”), pursuant to which (i) a 95% limited partner interest in the Issuer was transferred to DFI in exchange for DFI’s contribution of its interest in the existing assets of the Issuer, the assumption by DFI of $1,617,383.50 in principal amount of indebtedness (plus accrued interest) owed to EPCO and the cancellation of $245,698,498.91 in principal amount of indebtedness (plus accrued interest) owned to DFI, and (ii) a 4.99% limited partner interest in the Issuer was transferred to DD LLC in exchange for DD LLC’s contribution of its interest in the existing assets of the Issuer and the assumption by DD LLC of $85,125.45 in principal amount of indebtedness (plus accrued interest) owed to EPCO and $12,931,499.94 in principal amount of indebtedness (plus accrued interest) owed to DFI. In accordance with the First Amended and Restated Partnership Agreement of the Issuer, DD LLC’s 4.99% limited partner interest in the Issuer converted into 3,726,273 Units (the “DD LLC Sponsor Units”), and DFI’s limited partner interest in the Issuer converted into 70,941,059 Units (the “DFI Sponsor Units” and, together with the DD LLC Sponsor Units, the “Sponsor Units”).

DFI purchased 178,572 Units (the “DFI Purchased Units”) from the Underwriters in the Offering at the initial public offering price of $28.00 per share. The source of the funds used to purchase such DFI Purchased Units was an advance of funds from EPCO Holdings, which borrowed the funds under the EPCO Holdings Facility, described below.

In addition, the Duncan Family 2000 Trust (the “2000 Trust”) purchased 178,571 Units (the “Trust Units”) from the Underwriters in the Offering at the initial public offering price of $28.00 per share. The source of the funds used to purchase such Trust Units was cash on hand and borrowings under the 2000 Trust’s margin brokerage account with UBS Securities LLC.

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In connection with the Offering, EPCO formed EPE Unit L.P., a limited partnership established for the benefit of certain employees of EPCO (the “Employee Partnership”). EPCO serves as the general partner of the Employee Partnership. Concurrently with the closing of the Offering, EPCO Holdings entered into a new credit facility (the “EPCO Holdings Facility”), a copy of which is filed as Exhibit 99.4 hereto. At the closing of the Offering, EPCO Holdings borrowed $51 million under this facility and advanced $51 million to DFI. DFI then contributed the $51 million to the Employee Partnership as a capital contribution with respect to its Class A limited partner interest in the Employee Partnership. The Employee Partnership used the $51 million to purchase 1,821,428 Units (the “Employee Partnership Units”) directly from the Issuer at the initial public offering price of $28.00 per share. The employees of EPCO participating in the Employee Partnership were admitted as Class B limited partners on August 23, 2005.

Item 4. Purpose of the Transaction.

The purpose of the Reporting Persons’ acquisition of the Sponsor Units was to organize the Issuer as a publicly traded partnership that is controlled by the Reporting Persons.

The purpose of DFI’s acquisition of the DFI Purchased Units was to hold such DFI Purchased Units for investment purposes and to provide the Issuer with an additional $5 million of proceeds.

The purpose of the 2000 Trust’s acquisition of the Trust Units was to hold such Trust Units for investment purposes and to provide the Issuer with an additional $5 million of proceeds.

The purpose of the Employee Partnership’s purchase of the Employee Partnership Units was to hold such Employee Partnership Units for the benefit of certain employees of EPCO. Pursuant to the Employee Partnership’s partnership agreement and unless otherwise agreed to by the partners, the Employee Partnership will terminate at the earlier of August 23, 2010 or a change of control of the Issuer or the General Partner. Upon liquidation of the Employee Partnership, Employee Partnership Units having a fair market value equal to DFI’s capital base will be distributed to DFI. Any remaining Employee Partnership Units will be distributed to the Class B limited partners. If the Employee Partnership sells any Employee Partnership Units, the sale proceeds will be distributed to DFI and the Class B limited partners in the same manner as liquidating distributions; however, the Employee Partnership does not intend to sell any of the Employee Partnership Units.

Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

(a) DD LLC holds directly 3,726,273 Units, representing 4.2% of the outstanding Units representing limited partner interests in the Issuer. Dan Duncan is the sole member of DD LLC. Therefore, Dan Duncan has an indirect beneficial ownership interest in the 3,726,273 Units held by DD LLC.

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Dan Duncan has the sole power to direct the voting and disposition of the 178,571 Units owned by the 2000 Trust, representing 0.2% of the outstanding Units representing limited partner interests in the Issuer. Therefore, Dan Duncan has an indirect beneficial ownership interest in the 178,571 Trust Units.

DFI holds directly 71,119,631 Units, representing 80.0% of the outstanding Units representing limited partner interests in the Issuer. DFI is a wholly owned subsidiary of EPCO Holdings and EPCO Holdings is a wholly owned subsidiary of EPCO. Therefore, EPCO and EPCO Holdings each have an indirect beneficial ownership interest in the 71,119,631 Units held by DFI. EPCO is the general partner of the Employee Partnership and therefore has voting and dispositive power over the 1,821,428 Employee Partnership Units, representing 2.1% of the outstanding Units representing limited partner interests in the Issuer. Therefore, EPCO has an indirect beneficial ownership interest in the 1,821,428 Employee Partnership Units. Dan Duncan owns 50.4% of the voting stock of EPCO and, accordingly, exercises shared voting and dispositive power with respect to the 72,941,059 Units beneficially owned by EPCO, representing 82.1% of the outstanding Units representing limited partner interests in the Issuer. The remaining shares of EPCO’s capital stock are owned primarily by trusts established for the benefit of Dan Duncan’s family.

(b) As set forth herein, Dan Duncan has shared voting and dispositive power over the 72,941,059 Units beneficially owned by EPCO and the 3,726,273 Units beneficially owned by DD LLC. Dan Duncan also has sole voting and dispositive power over the 178,571 Trust Units.

As set forth herein, EPCO has shared voting and dispositive power over the 71,119,631 Units beneficially owned by DFI. EPCO also has shared voting and dispositive power over the 1,821,428 Employee Partnership Units.

As set forth herein, EPCO Holdings has shared voting and dispositive power over the 71,119,631 Units beneficially owned by DFI.

(c) Except as otherwise set forth herein, none of the Reporting Persons has effected any transactions in Units in the past 60 days.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to
               Securities of the Issuer.

In connection with the Offering, each of Dan Duncan, DD LLC, EPCO Holdings and DFI entered into a 180-day lock-up agreement with the Underwriters, pursuant to which such Reporting Persons agreed not to offer for sale, sell, pledge, announce the intention to sell or otherwise dispose of, or enter into any swap or other derivatives transaction with respect to, any

10

Units of the Issuer. Subject to certain exceptions, the lock-up period will expire 180 days after August 23, 2005.

71,119,631 Units beneficially owned by EPCO are pledged to the lenders under the EPCO Holdings Facility as security. The EPCO Holdings Facility contains customary and other events of default. Upon an event of default under the EPCO Holdings Facility, a change in control of the Issuer could result.

The 178,571 Trust Units are held in the 2000 Trust’s margin brokerage account at UBS Securities, LLC.

To the best of each Reporting Person’s knowledge, except as otherwise described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1

Underwriting Agreement, dated August 23, 2005, by and among Enterprise GP Holdings L.P., EPE Holdings, LLC, and the underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).

99.2

Unit Purchase Agreement, dated August 23, 2005, by and between Enterprise GP Holdings L.P. and EPE Unit L.P. (incorporated by reference to Exhibit 1.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).

99.3

Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of August 29, 2005 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).

99.4*

Credit Agreement, dated as of August 18, 2005, by and among EPCO Holdings, Inc., the lenders party thereto, Citicorp North America, Inc., as Bank Agent, Lehman Commercial Paper Inc., as Institutional Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Ins. as Co-Arrangers and Joint Bookrunners.

* Filed herewith.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2005	____/s/ Dan L. Duncan_________________________ Dan L. Duncan

Dated: September 8, 2005	DAN DUNCAN LLC By: _/s/ Richard H. Bachmann__________________ Richard H. Bachmann Executive Vice President

Dated: September 8, 2005	DUNCAN FAMILY INTERESTS, INC. By: __/s/ Michael G. Morgan___________________ Michael G. Morgan President

Dated: September 8, 2005	EPCO, INC. By: _/s/ Richard H. Bachmann__________________ Richard H. Bachmann Executive Vice President

Dated: September 8, 2005	EPCO HOLDINGS, INC. By: _/s/ Richard H. Bachmann__________________ Richard H. Bachmann Executive Vice President

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APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

EPCO, INC.

Directors and Executive Officers of EPCO, Inc. (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 2707 North Loop West, Houston, Texas 77008. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO; Other Present Principal Occupation

Dan L. Duncan	Chairman and Director; Chairman and Director of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC and President and Manager of DD LLC

Randa Duncan Williams	President, Chief Executive Officer and Director; President and Chief Executive Officer of EPCO Holdings and Executive Vice President and Manager of DD LLC

Richard H. Bachmann

Executive Vice President, Secretary, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer and Secretary of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC and Executive Vice President and Manager of DD LLC

Michael A. Creel

Executive Vice President and Chief Financial Officer;

Executive Vice President and Chief Financial Officer of EPCO Holdings, Enterprise Products GP, LLC and President, Chief Executive Officer and Director of EPE Holdings, LLC

Dannine Duncan Avara	Vice President of Investment Division and Director

Gregory W. Watkins	Vice President, Corporate Risk

Scott D. Duncan	Director

W. Randall Fowler	Vice President and Treasurer; Senior Vice President and Treasurer of EPCO Holdings and Enterprise Products GP, LLC and Senior Vice President and Chief Financial Officer of EPE Holdings, LLC

Milane Duncan Frantz	Vice President of Investment Division and Director

Theodore Helfgott	Vice President

Michael J. Knesek	Vice President, Controller and Principal Accounting Officer; Senior Vice President, Controller and Principal Accounting Officer of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC

Jesse J. Radvansky	Vice President; Executive Vice President of Transportation Division

A-1

Robert M. Stark	Vice President; President of Transportation Division

Thomas M. Zulim	Vice President; Vice President of Enterprise Products GP, LLC

John E. Smith	Assistant Secretary; Assistant Secretary of Enterprise Products GP, LLC and Dan Duncan LLC

A-2

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

EPCO HOLDINGS, INC.

Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 2707 North Loop West, Houston, Texas 77008. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings; Other Present Principal Occupation

Dan L. Duncan	Chairman and Director; Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC and President and Manager of DD LLC

Randa Duncan Williams	President, Chief Executive Officer and Director; Executive Vice President and Manager of DD LLC

Richard H. Bachmann

Executive Vice President, Secretary, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer and Secretary of Enterprise Products GP, LLC and EPE Holdings, LLC and Executive Vice President and Manager of DD LLC

Michael A. Creel

Executive Vice President and Chief Financial Officer;

Executive Vice President and Chief Financial Officer of Enterprise Products GP, LLC and President, Chief Executive Officer and Director of EPE Holdings, LLC

W. Randall Fowler	Vice President and Treasurer; Senior Vice President and Treasurer of EPCO and Enterprise Products GP, LLC and Senior Vice President and Chief Financial Officer of EPE Holdings, LLC

Michael J. Knesek	Vice President, Controller and Principal Accounting Officer; Senior Vice President, Controller and Principal Accounting Officer of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

A-3

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

DUNCAN FAMILY INTERESTS, INC.

Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI; Other Present Principal Occupation

Andrew T. Panaccione	Director; President of CSC Entity Services, LLC

Michael G. Morgan	President; Vice President – Client Services of CSC Entity Services, LLC

Victoria L. Garrett	Secretary and Director; Vice President – Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director; Vice President – Client Services of CSC Services, LLC

A-4

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 2727 North Loop West, Houston, Texas 77008. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation

Dan L. Duncan	President and Manager; Chairman and Director of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President and Manager; Executive Vice President, Secretary and Chief Legal Officer of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Executive Vice President and Manager; President and Chief Executive Officer and Director of EPCO

John E. Smith	Assistant Secretary; Assistant Secretary of EPCO and Enterprise Products GP, LLC

A-5